Exhibit 99.1

ASUR Announces Total Passenger Traffic for August 2020

On a YoY basis, passenger traffic decreased 63.1% in Mexico, 62.9% in Puerto Rico and 99.6% in Colombia

MEXICO CITY, Sept. 8, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for August 2020 decreased 71.4% when compared to August 2019. Passenger traffic decreased 63.1% in Mexico, 62.9% in Puerto Rico and 99.6% in Colombia, impacted by severe downturns in business and leisure travel stemming from the COVID-19 pandemic.

This announcement reflects comparisons between August 1 through August 31, 2020 and from August 1 through August 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,915,346	1,075,163	(63.1)	23,564,174	10,409,349	(55.8)
Domestic Traffic	1,546,236	763,367	(50.6)	11,078,558	5,312,411	(52.0)
International Traffic	1,369,110	311,796	(77.2)	12,485,616	5,096,938	(59.2)
San Juan, Puerto Rico	815,043	302,237	(62.9)	6,501,170	3,208,288	(50.7)
Domestic Traffic	733,331	292,894	(60.1)	5,801,363	2,977,554	(48.7)
International Traffic	81,712	9,343	(88.6)	699,807	230,734	(67.0)
Colombia	1,100,536	4,304	(99.6)	7,793,748	2,681,723	(65.6)
Domestic Traffic	929,410	3,569	(99.6)	6,591,052	2,279,695	(65.4)
International Traffic	171,126	735	(99.6)	1,202,696	402,028	(66.6)
Total Traffic	4,830,925	1,381,704	(71.4)	37,859,092	16,299,360	(56.9)
Domestic Traffic	3,208,977	1,059,830	(67.0)	23,470,973	10,569,660	(55.0)
International Traffic	1,621,948	321,874	(80.2)	14,388,119	5,729,700	(60.2)

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

As announced on March 23, 2020, neither Mexico nor Puerto Rico have issued flight bans, to date. In Puerto Rico, the Federal Aviation Authority (FAA) has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR's subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department. On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM Airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

To further strengthen health controls on arrival, starting July 15, the Governor of Puerto Rico began implementing the following additional measures. All passengers must wear a mask, complete a mandatory flight declaration form from the Puerto Rico Health Department, and submit negative results of a PCR molecular COVID-19 test taken 72 hours prior to arrival to avoid having to undergo the two-week quarantine. Passengers can also opt to take the COVID-19 test in Puerto Rico (not necessarily at the airport), in order to be released from quarantine (estimated to take between 24-48 hours).

In Colombia, all incoming international flights, including connecting flights in Colombia, were suspended by the Colombian government starting March 23, 2020. This suspension has been extended through August 31, 2020, with exceptions for humanitarian emergencies, transportation of cargo and goods, and fortuitous events or force majeure. Similarly, domestic air travel in Colombia was suspended starting March 25, 2020. Consequently, ASUR's commercial aviation operations at the Enrique Olaya Herrera de Medellín, José María Córdova de Rionegro, Los Garzones de Montería, Antonio Roldán Betancourt de Carepa, El Caraño de Quibdó and Las Brujas de Corozal airports were suspended starting as of such dates.

The Colombian government allowed domestic flights to resume on July 1, 2020, starting with pilot tests for domestic routes between cities with low levels of contagion. The Colombian government has delegated to municipal administrations the power to request approval from the Ministry of the Interior, the Ministry of Transport and Aerocivil (the aeronautical authority in Colombia) to resume domestic flights from or to their municipalities. As a result, both municipalities involved would be required to agree in order to restart such domestic flights.

In full compliance with the implementation of biosafety protocols contained in Resolution 1054 issued by the Ministry of Health and Social Protection of Colombia in 2020, the airports José María Córdova in Rionegro, Olaya Herrera in Medellin and Los Garzones in Monteria, have restarted commercial passenger flights beginning September 1, 2020 within the initial phase of gradual connectivity announced by the civil aeronautical authorities of Colombia.

Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		1,546,236	763,367	(50.6)	11,078,558	5,312,411	(52.0)
CUN	Cancun	867,640	521,976	(39.8)	6,001,677	2,951,018	(50.8)
CZM	Cozumel	17,655	4,191	(76.3)	136,407	44,592	(67.3)
HUX	Huatulco	74,618	21,694	(70.9)	523,054	188,685	(63.9)
MID	Merida	218,032	68,691	(68.5)	1,683,745	771,251	(54.2)
MTT	Minatitlan	12,115	3,622	(70.1)	94,879	40,498	(57.3)
OAX	Oaxaca	93,255	29,788	(68.1)	660,885	340,660	(48.5)
TAP	Tapachula	30,222	24,673	(18.4)	242,101	160,222	(33.8)
VER	Veracruz	123,754	46,646	(62.3)	925,202	430,923	(53.4)
VSA	Villahermosa	108,945	42,086	(61.4)	810,608	384,562	(52.6)
International Traffic		1,369,110	311,796	(77.2)	12,485,616	5,096,938	(59.2)
CUN	Cancun	1,301,415	297,389	(77.1)	11,781,655	4,728,363	(59.9)
CZM	Cozumel	20,700	8,181	(60.5)	277,507	147,457	(46.9)
HUX	Huatulco	2,366	309	(86.9)	106,685	78,019	(26.9)
MID	Merida	17,541	779	(95.6)	143,676	65,407	(54.5)
MTT	Minatitlan	864	104	(88.0)	5,480	2,151	(60.7)
OAX	Oaxaca	15,739	2,112	(86.6)	100,345	43,065	(57.1)
TAP	Tapachula	1,517	652	(57.0)	9,468	4,847	(48.8)
VER	Veracruz	6,871	811	(88.2)	46,552	17,295	(62.8)
VSA	Villahermosa	2,097	1,459	(30.4)	14,248	10,334	(27.5)
Traffic Total Mexico		2,915,346	1,075,163	(63.1)	23,564,174	10,409,349	(55.8)
CUN	Cancun	2,169,055	819,365	(62.2)	17,783,332	7,679,381	(56.8)
CZM	Cozumel	38,355	12,372	(67.7)	413,914	192,049	(53.6)
HUX	Huatulco	76,984	22,003	(71.4)	629,739	266,704	(57.6)
MID	Merida	235,573	69,470	(70.5)	1,827,421	836,658	(54.2)
MTT	Minatitlan	12,979	3,726	(71.3)	100,359	42,649	(57.5)
OAX	Oaxaca	108,994	31,900	(70.7)	761,230	383,725	(49.6)
TAP	Tapachula	31,739	25,325	(20.2)	251,569	165,069	(34.4)
VER	Veracruz	130,625	47,457	(63.7)	971,754	448,218	(53.9)
VSA	Villahermosa	111,042	43,545	(60.8)	824,856	394,896	(52.1)

Us Passenger Traffic, San Juan Airport (LMM)
		August		% Chg	Year to date		% Chg
		2019	2020		2019	2020
SJU Total		815,043	302,237	(62.9)	6,501,170	3,208,288	(50.7)
Domestic Traffic		733,331	292,894	(60.1)	5,801,363	2,977,554	(48.7)
International Traffic		81,712	9,343	(88.6)	699,807	230,734	(67.0)

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2019	2020		2019	2020
Domestic Traffic		929,410	3,569	(99.6)	6,591,052	2,279,695	(65.4)
MDE	Rionegro	681,701	1,560	(99.8)	4,782,801	1,625,268	(66.0)
EOH	Medellin	100,487	1,237	(98.8)	708,345	245,887	(65.3)
MTR	Monteria	87,511	105	(99.9)	647,864	259,877	(59.9)
APO	Carepa	19,548	63	(99.7)	143,361	50,637	(64.7)
UIB	Quibdo	32,500	590	(98.2)	246,693	84,694	(65.7)
CZU	Corozal	7,663	14	(99.8)	61,988	13,332	(78.5)
International Traffic		171,126	735	(99.6)	1,202,696	402,028	(66.6)
MDE	Rionegro	171,126	735	(99.6)	1,202,696	402,028	(66.6)
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,100,536	4,304	(99.6)	7,793,748	2,681,723	(65.6)
MDE	Rionegro	852,827	2,295	(99.7)	5,985,497	2,027,296	(66.1)
EOH	Medellin	100,487	1,237	(98.8)	708,345	245,887	(65.3)
MTR	Monteria	87,511	105	(99.9)	647,864	259,877	(59.9)
APO	Carepa	19,548	63	(99.7)	143,361	50,637	(64.7)
UIB	Quibdo	32,500	590	(98.2)	246,693	84,694	(65.7)
CZU	Corozal	7,663	14	(99.8)	61,988	13,332	(78.5)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR
Lic. Adolfo Castro
+52-55-5284-0408
acastro@asur.com.mx

InspIR Group
Susan Borinelli
+1-646-330-5907
susan@inspirgroup.com